Deana L. McPherson, CPA

Executive Vice President,

Chief Financial Officer & Treasurer

March 24, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Smith & Wesson Brands, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2022
Form 10-Q for the quarterly period ended October 31, 2022
Response dated March 10, 2023
File No. 001-31552

To Whom it May Concern,

The following is in response to your letter dated March 15, 2023 (the “Comment Letter”). Smith & Wesson Brands, Inc. (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended April 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.	We note your response to comment 1 and have the following comments:

•

Please confirm that when you describe two or more business reasons that contributed to a material change in any financial statement line item between periods, you will quantify, where possible, the extent to which each change contributed to the overall change in that line item.

•

In regards to your sales fluctuations, explain to us in greater detail why you are not able to quantify changes attributable to prices and volumes. In doing so, clarify if certain price and/or volume information is not available or not provided at a certain level of specificity. If you conclude such information is not calculable, quantify the price and volume information that is determinable, such as material product line discontinuations, and better describe the relative significance of the factors impacting sales fluctuations.

Company Response: We confirm that, when we describe two or more business reasons that contributed to a material change in any financial statement line item between periods, we will quantify, where possible, the extent to which each change contributed to the overall change in that line item.

With regard to our ability to quantify changes attributable to prices and volumes, note that revenue is impacted by factors in addition to price and volume. We offer more than 600 different products that are sold at different prices depending on the customer to whom we sell the products and/or the region of the world in which we sell them. In addition, we routinely launch new products and discontinue products that may or may not have been sold at prices that differ from other products that we have historically offered. These “mix” issues – when applied across hundreds of thousands of units shipped during any given quarter – make attribution to price alone difficult to quantify without a significant amount of effort. For managerial purposes, we estimate pricing impacts at a high level but do not calculate actual figures with enough specificity to include in our public disclosures. In quarters in which we change prices, we typically disclose, and will continue to disclose in the future, that we implemented an X% price change on certain products but that the named percentage change may not fully equate to that same percentage of revenue change due to a change in the mix of products offered for sale. In addition, certain volume factors may have a pricing component due to promotions that we run, including the purchase of a higher priced product with lower priced accessories or a group of products offered for sale at a combined price or discount from the prices of items sold separately. We have, in the past, and will continue to disclose when we have material product line discontinuations.

We hope that this resolves the questions as outlined in the Comment Letter. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Deana L. McPherson

Deana L. McPherson, CPA

Executive Vice President, Chief Financial Officer,

and Treasurer